EXHIBIT 99.1

Gold Banc Corporation, Inc.
11301 Nall Avenue
Leawood, KS 66211

Ladies and Gentlemen:

          Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Gold Banc Corporation, Inc. (the “Company”) on or about March 16, 2005, which contains notification of the Company’s inability to file certain items required to be included in Form 10-K by March 16, 2005. We have read the Company’s statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audits of the Company’s consolidated financial statements and the Company’s internal control over financial reporting.

Very truly yours,

/s/ KPMG LLP

March 16, 2005
Kansas City, Missouri